SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2004

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: France Telecom’s presentation to Financial analysts of First Half 2004 Results

First Half 2004

Results

July 27th, 2004

CAUTIONARY STATEMENT

This presentation contains forward-looking statements about France Telecom. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the announced FT 2005 plan, including the TOP LINE and TOP programs, France Telecom’s other strategic, financial and operating initiatives, changes in economic, business and competitive markets, risks and uncertainties attendant upon international operations, technological trends, exchange rate fluctuations and market regulatory factors. More detailed information on the potential factors that could affect the financial results of France Telecom is contained in the Document de référence submitted to the AMF on March 9, 2004 and in its filings on Form 20-F with the U.S. Securities and Exchange Commission dated April 16, 2004. The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on French GAAP information. For a definition of these measures, please refer to slides n°69,70, 71. In accordance with market authorities’ recommendations, France Telecom is no longer using the acronym “EBITDA” for Operating income before depreciation and amortization, but the French acronym “REAA”.

Consolidated accounts for 1H 2004 have been subject to a limited review from auditors. Pro forma data are unaudited.

Key messages

H1 results in line with expectations and full year targets

Pro forma group revenues up 4.2%

REAA* margin at 38.3% in H1 up 1 pt year on year – pro forma

Operational trends confirmed

Sustained double digit growth for mobile and broadband

Resilience of Fixed line distribution and networks

Internal cash generation improving

EUR 3.4 bn FCF* before acquisition of Orange/Wanadoo Minorities and disposals

* See glossary

FT guidance for 2004 & 2005 maintained

1H04 results (1)

Euros in millions 1H03 1H04 04/03 % chg Proforma % chg

Revenues 22,852 23,182 +1.4% + 4.2%

REAA before Commercial expenses* 10,838 11,685 +7.8% +10.2%

REAA before Commercial exp margins 47.4% 50.4%

REAA* 8,485 8,868 + 4.5% + 6.9%

REAA margin 37.1% 38.3%

Operating Income 4,645 5,273 + 13.5% + 12.8%

Operating Income margin 20.3% 22.7%

Current Income from Integrated companies 2,270 3,350 + 47.5%

Net Income 2,522 1,108 - 56.1%

Ow FTSA & Orange SA specific tax impact + 3,292

Ow exceptional goodwill amortisation - 1,041 - 519

* See glossary

On track to meet full year guidance for pro forma revenues & REAA

1H04 results (2)

Euros in millions 1H03 1H04 04/03 % chg Proforma % chg

CAPEX* 2,162 2,059 -4.8% -1.1%

As % of revenues 9.5% 8.9%

FCF** excluding Orange and Wanadoo minorities buy-out, and disposals 2,012 3,400 +69.0%

YE 2003 1H04

Net Debt before change in accounting standards in H1 2004 44,167 44,341 +0.4%

Chg in accounting standards: securitization and Kulczyk entities 3,618

Net Debt as reported 44,167 47,959 +8.6%

Free Cash Flow excluding Orange and Wanadoo minorities buy-out and disposals 3.4 bn euros, up 1.4 bn year on year Net debt / REAA target for 2005 maintained

* excl. Mobile licenses ** See glossary

Key operating figures 1H04

Summary (1)

Euros in millions Revenues 1H04/1H03 actual change 1H04/1H03 pro forma change REAA* 1H04/1H03 actual change 1H04/1H03 pro forma change

Orange 9,536 + 10.7% + 11.2% 3,683 + 12.7% + 13.4%

Fixed-line, Distribution, Networks, Large Customers and Operators 10,799 - 1.1% - 1.0% 3,895 + 5.6% + 4.4%

Wanadoo 1,360 + 10.8% + 11.9% 126 +15.9% + 12.2%

Equant 1,168 - 12.9% - 3.2% 48 -66.7% -60.4%

TP Group 1,944 - 8.4% + 1.6% 870 -9.0% +0.8%

Other International 676 -20.8% + 7.5% 214 -26.6% + 12.1%

Eliminations and other items -2,301 32

Total Group (Consolidated) 23,182 +1.4% + 4.2% 8,868 + 4.5% +6.9%

Resilience of Fixed line in France, double digit growth at Orange

* See glossary

Key operating figures H1 2004 Summary (2)

Euros in millions Operating Income 1H04/1H03 actual change 1H04/1H03 pro forma change REAA** minus CAPEX* 1H04/1H03 actual change 1H04/1H03 pro forma change

Orange 2,411 +15.6% + 16.0% 2,731 + 16.6% + 17.2%

Fixed-line, Distribution,

Networks, Large Customers 2,387 +17.1% +10.8% 3,248 +6.1% +4.6%

and Operators

Wanadoo 94 +56.1% +22.2% 96 +32.3% + 12.3%

Equant - 143 -69.2% - 69.9% - 42 ns ns

TP Group 428 -6.0% +3.9% 611 +0.5% + 11.3%

Other International 111 -17.0% +36.7% 134 -31.4% +22.5%

Eliminations and other items - 16 +32

Total Group (Consolidated) 5,273 + 13.5% + 12.8% 6,809 + 7.7% + 9.6%

* excl. Mobile licenses ** See glossary

Operating income above consensus, REAA- Capex up +9.6%- pro forma

TOP continues to impact positively operating margins

REAA margin before commercial expenses* REAA margin*

Actual figures

46.4%

36.2%

48.5%

38.1%

51.6%

40.1%

51.4%

35.7%

49.7%

37.5%

51,1%

39,0%

Q1 ‘03

Q2 ‘03

Q3 ‘03

Q4 ‘03

Q1 ‘04

Q2’04

* See glossary

Positive trends for margins

Revenues and TOP indicators by segment

Orange: Key Messages

Customer base up 11.5% y-o-y

France: +5.3% and UK: +3.7% y-o-y

ROW: +28.9% y-o-y, representing 32.9% of Orange customers

Continued improvement in REAA margin pre-SACs & SRCs allows for higher commercial spend while maintaining profitability

Re-investment in top-line growth

Higher commercial spend in a challenging UK market

Focus on balanced performance growth / profitability

Strong performance in RoW operations

Revenues up 24.4% ; 42.9% increase in REAA (pro forma)

* See glossary

Accelerating revenue growth (+11.2%- pro forma), in line with guidance

Orange: Customer base

Customers end of period in 000s

Orange France

+ 5.3%

19,368

56.6%

43.4%

1H 03

20,396

59.7%

40.3%

1H 04

Orange UK

+ 3.7%

Prepaid

13,258

32.4%

67.6%

1H 03

Contract

13,747

33.1%

66.9%

1H 04

Orange ROW

+ 28.9%

12,994

33.3%

66.7%

1H 03

16,746

33.1%

66.9%

1H 04

Increase in maturing markets, double digit growth in ROW

Orange: ARPU trends

Annual rolling ARPU*

Orange France (€)

375

35

340

1Q03

376

38

338

2Q03

377

41

336

3Q03

379

44

335

4Q03

382

47

335

1Q04

387

50

337

2Q04

+ 32% yoy

Orange UK (£)

263

39

224

1Q03

267

40

227

2Q03

270

42

228

3Q03

271

43

228

4Q03

273

45

228

1Q04

274

46

228

2Q04

+15% yoy

Voice

Non voice

* See glossary

Continuous trends in ARPU growth in key markets

Orange: Segment Revenues

+ 11.2% pro forma + 10.7% actual

Euros in millions

8,615

2,044

2,852

3,806

-87

1H03

- 42

Forex

0

Perimeter

8,573

1,952

2,901

3,806

-86

1H03PF

9,536

2,430

3,049

4,139

-82

1H04

Pro forma growth

ROW: + 24.4%

UK: + 5.1%

France: + 8.8%

Revenue growth above market expectations

Orange: REAA pre-SACs* & SRCs*

margin

47.9%

51.0%

Orange Group

54.5%

57.7%

France

47.2%

48.8%

UK

41.8%

48.7%

RoW

1H 03 PF 1H 04

* See glossary

Higher operating margin pre-SACs & SRCs reflect positive impact of TOP program and leverage on operational strengths

Orange: SACs and SRCs trends

Orange France

3.1%

5.8%

1H 03

4.0%

5.8%

1H 04

Orange UK

4.2%

7.7%

1H 03

6.9%

9.9%

1H 04

Orange Group

3.5%

6.5%

5.1%

7.4%

1H 03

1H 04

SRCs as        % of Total Revenues

SACs as        % of Total Revenues

Focus on SRC in order to retain high value customers

Churn reflects UK competitive environment and success of loyalty programs in France

France: 20.4% in 1H 03 to 18.6% in 1H 04 (contract: 13.2% to 10.3%) UK: 19.9% in 1H 03 to 26.1% in 1H 04 (contract: 22.7% to 23.2%)

Increase in commercial spend reflects Orange commitment to reinvest in top-line growth

Orange: Focus on Orange UK

Nets Adds (000s)

122

162

284

89

42

131

172

86

258

94

158

252

54

(53)

1

6

(61)(55)

49

64

113

110

168

278

51

120

171

38

(112)

(74)

Q1 2002 Q2 2002 Q3 2002 Q4 2002 Q1 2003 Q2 2003 Q3 2003 Q4 2003 Q1 2004 Q2 2004

Contract

Prepay

Overall

Limited customer acquisitions vs. competition

Satisfactory contract customer acquisitions to retain value leadership

Aggressive prepay pricing continues into 2004 accelerating churn for all operators

UK wireless market remains challenging

Orange: Focus on Orange UK

Annual Rolling Churn

30% 25% 20% 15% 10%

4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04

26.1%

23.2%

Overall

Contract

Annual Rolling ARPU (£)

568 577

Contract

126 127

Prepay

267 274

Overall

1H 03

1H 04

Contract ARPU at a premium to all other players Limited growth in voice usage

Lowest churn in the market across contract and prepaid segment Higher REAA per customer

REAA margin pre SACs & SRCs increased to 48.8%, reflecting operational excellence

Orange UK delivering balanced growth and profitability

Orange: Focus on Orange UK

Key Initiatives to address UK market issues

Implementing group-wide segmentation strategy

Launch of Orange Premier

Growth in corporate and medium business segments

Improving distribution channels performance

Focus on direct channels across Orange Retail, Internet and telesales Refreshed indirect channel strategy

Launch of 3G datacard with widest population coverage in the UK

Ongoing investment in driving usage and adoption with Try and Learn campaigns Higher REAA margin pre SACs & SRCs allows for strong commercial spend while protecting margins

SACs up from 7.7% to 9.9% of revenues SRCs up from 4.2% to 6.9%

Increase in SRCs enables to deliver stable contract churn

Revenue and REAA growth in line with Management objectives

REAA & Operating Income analysis

Euros in millions

REAA

1,735

1,026

642

1H03*

-155

+14.1%

1,979

-4.9% +42.9%

975 918

1H04

-189

France UK RoW

Group shared function

1,388

617

245

+15.6%

1,604

+111.9% -21.1%

487 519

-171 -199

1H03* 1H04

* pro forma

ROW accounts for 25% of total Orange REAA

Operating figures 1H04

Euros in millions

REEA Op. Income CAPEX REEA-CAPEX

3,248

2,078

917

2,331

+13.4%

3,683

+16.0%

2,411

+3.8%

952

+17.2%

2,731

1H03*

1H04

Contained OPEX:

REAA margin up 38.6% in 1H 04 vs 37.9% in 1H 03

CAPEX of 0.95 bn euros (10% of revenues)

Impact of EDGE/UMTS roll-out, overall CAPEX in line with guidance

* pro forma

Double digit REAA growth (+13.4% yoy—pro forma)

Orange: 1H 2004 Key Focus

Market based segmentation

Greater customer intimacy, based on a thorough assessment of client needs by segment, to grow usage and increase loyalty Implementation of new business / reporting lines focused on customer segments. Targeted offers and advertising campaigns

Signature Phones Orange World

More than 1.5m Signature Phones

12 different signature handsets available now Above average ARPU with signature handsets

Orange is the leader in providing unique applications, such as Backup, Update and Help, with the Signature Phone range

Orange World ongoing commercial effort: develop the portal in line with customer needs and to support the launch of next generation 3G/broadband services

Orange is delivering double digit growth

Orange: H1 2004 Key Focus

Multimedia 3G/Broadband

3G Mobile Office Card: first 3G product launched in the UK in July with 66%population coverage 10 “3G” cities in France On track for commercial launch in the UK and France before the end of 2004

Footprint

Sale of Danish operations agreed with TeliaSonera in July for EUR 600m

Orange operational growth above market’s expectations

Wanadoo: Key messages

Wanadoo subscribers growth driven by Broadband

Broadband subscribers: +80 % in Europe

35.4% of Wanadoo customers are broadband in Europe

Directories

On-line Directories revenues of Pages Jaunes in France*: Eur 122.8 m, up + 20.9%

Number of Internet advertisers : 302k, up 15%

* Pages Jaunes.fr, Minitel, Website design

European broadband strategy roll-out is beginning to show success

Wanadoo:

Access Customer growth

Customers in France

Customers outside France

In millions

4.2

33%

67%

4.4

36%

64%

4.5

40%

60%

4.7

46%

54%

4.7

49%

51%

4.6

9%

91%

4.5

11%

89%

4.6

14%

86%

4.7

16%

84%

4.6

21%

79%

Q2 ‘03

Q3 ‘03

Q4 ‘03

Q1 ‘04

Q2’04

Q2 ‘03

Q3 ‘03

Q4 ‘03

Q1 ‘04

Q2 ‘04

Broadband

Narrowband

35.4% of total customers are Broadband

Wanadoo: Segment Revenues

+ 11.9% pro forma + 10.8% actual

Euros in millions

Pro forma growth

1,227

1,215

1,360

422

810

3

- 14

417

435

802

929

Directories: + 4.5%

Access, portals and e-commerce: + 15.9%

1H03

Forex

Perimeter & Others

1H03PF

1H04

Revenue growth impacted by tariff cuts

Operating figures 1H04

Euros in millions

REEA Op. Income CAPEX REEA-CAPEX

113

77

27

85

+ 12.2%

126

+22.3%

94

+12.1%

31

+ 12.3%

96

1H03*

1H04

Stable REAA margin

+9.3% in 1H 2004 in spite of tougher competition

* pro forma

REAA-Capex improves despite adverse market conditions on access in France

Wanadoo: 1H04 key initiatives

France

A new range of innovative service offerings

International Towards a European strategy

For low income customers, new fixed-time, metered bandwidth ADSL packages starting at 14.9 €

Broadband offers to come (indicative prices)

2Mbps for 39.9 € pm (2 years commitment) 1 Mbps for 29.9€ pm 512 Kps for 24.9€ pm

24/7: VoIP for €5 pm + 13 cents per call Sept: unlimited VoIP* for €20 pm (€10 first yr) c.100 k WiFi routers sold at the end of June “Live-Box” launched early July : Eur 99 or Eur 3 pm for broadband multi-purposes communication services access point

UK

Freeserve rebranded into Wanadoo New attractive and successfull 512 kbps at £17.99 per month

Spain

Link-up between Wanadoo and Uni2 in Spain Extension of “Dual Play” offers with Uni2 “NavegHable 24h” (data & voice) Start of test phase for ULL proposition

Netherlands

VoIP to be launched before end year Wanadoo ADSL direct Internet subscription with Bbned (single invoice and helpdesk)

Unique European broadband strategy and new products launched

* Only available with ADSL access

Fixed Line, Distribution and Networks: 1H04 Key messages

ADSL H1 revenues* up 48.5% year on year

Consumer Services: resilience of access revenues and lower traffic

Two third of revenues secured*

Number of lines year on year roughly stable (-0.8%)

Business Services: price pressure and technology migration

Competitors drive price pressure in a sluggish market

Migration to new technology allows for more capacity and enhanced services

Carrier Services: Double digit revenue growth

Positive impact of broadband take up in France and international traffic

* See glossary

Segment revenue evolution contained at -1%, REAA up 4.4%

Fixed Line, Distribution and Networks: Broadband in France

Total ADSL revenue in France*

Millions of lines activated End of period*

Euros in millions

2Q 04: EUR 269 m up 12.5% vs 1Q 04

157

185

188

215

239

269

1Q 2003

2Q 2003

3Q 2003

4Q 2003

1Q 2004

2Q 2004

Millions of lines

1.9

0.0

0.7

1.2

2.2

0.1

0.8

1.3

2.5

0.1

0.9

1.5

3.3

0.3

1.3

1.7

4.1**

0.5

1.6

2.0

4.7**

0.73

1.72

2.23

1Q03

1H03

9 months 03

2003

1Q04

1H04

Wanadoo

Other ADSL Lines

Unbundling

* See glossary for definition

** This includes for 1H 04, 124k “Turbo DSL” and “ma ligne TV” lines in other ADSL lines

New offers to improve net add broadband market share in H2

Fixed Line, Distribution and Networks:

Access lines and traffic market share in France

Number of lines & Market Share*

Consumers with contract offers

Local LD

77,8%

76,7%

75,8%

73,8%

72,5%

63,3%

62,9%

61,8%

34,0

33,8

60,3%

59,7%

33,9

33,8

33,7

31,30%

32,60%

35,7%

37,8%

39,7%

7,9

8,2

9,0

9,5

10,0

June 03

Sept 03

Dec 03

March 04

June 04

Q2 ‘03

Q3 ‘03

Q4 ‘03

Q1 ‘04

Q2’ 04

* See glossary, ** total contract offers include packages,

«Appels à prix unique», «les Illimités» and «le Plan» offers

Increased proportion of secured revenues : 65.9% in 1H 04 vs. 60.1% in 1H 03

Fixed Line, Distribution and Networks: Consumer services

Consumer services / Subscription (-1.6%)

Increase of installation fees New added value services Increase of specific tariff options (“Appel à prix unique”)

“Liste Rouge” free access (€51m yoy) Slight decrease of the number of lines yoy (-0.8%)

Consumer services / Calling services trend (-9.8%)

Overall market slow down (around 5% of negative impact despite positive market mix impact)

Fixed to mobile tariff cut (around 35% of negative impact but negligible impact on segment’s REAA) Market share loss (around 60% of negative impact)

Overall consumer services down 4.5% pro forma

Fixed Line, Distribution and Networks:

1H04 key initiatives to gain market share for consumer services

Per minute

“Le plan”: subscription to all best FT prices towards all destinations Rebalancing prices of “tickets” offers

Decrease of fixed to mobile termination fees

Packages

Fixed Line SMS flat rate offer (February 04) “Les Heures”* rates offers (February 04) “Les Heures”* towards Mobile (May 04) Packages for Professionals (mobile and intl)

Unlimited

Flat rate call plan (Appel à prix Unique) €5 pm and €0.13 per call Unlimited offers (from 3 to all numbers from €9 to €33 pm)

Increased loyalty for retail

Strong success of the full unlimited offer (24/24 – all numbers for €33) with 60% of Subscription since launch

* Flate rate for local and national communications

300 000 customers for « Le Plan » and the unlimited offers in 1 month

Fixed Line, Distribution and Networks:

Other 1H04 key initiatives for consumer services

Access

“MaLigne TV” launched in Paris’ area (March 04), Marseille, Nantes and Nice (June 04)

New Contract for Soho (April 04)

Devices

“ New handsets rental offer including

DECT and SMS compatible devices (January 04) Colored screen DECT devices launched in June in partnership with Sagem, Alcatel, Siemens

* Flate rate for local and national communications

A new range of product and services to meet customer demand

Fixed Line, Distribution and Networks: Business services

Business services / Business fixed line telephony (-9.7%)

Subscription (around 10% of negative impact) : stabilized access volumes but subscription decrease mainly due to free access to “Liste Rouge” (€12M yoy) Calling services (around 80% of negative impact): impacted by fixed to mobile tariff cut, price pressure from competition and market slowdown On line services accounts for around 10% of total negative impact

Business services / Business networks (+0.1%)

Increasing access volumes driven by FT technology leadership (IPVPN,DSL, Broadband) and bandwidth Internet & Intranet access for SMEs developing offset by transformation of product mix

Business services revenues—4.2% pro forma

Fixed Line, Distribution and Networks:

1H04 key initiatives to offer more value added services for business services

Outsourcing / global managed solutions

VoIP / ToIP On site services

Nomadism

MHS

On-going deployment of existing contracts

“Hospital @ home” services deployed with Axa

E-telephony offer launched with pilot customers

Coverage extended to 93 countries with Equant IPVPN

New contracts deployed with Matmut, AGF, TNS Sofres

Business Everywhere offer launched

New contracts with Aventis, Eurovia and TDF

Contracts signed with Rhodia, Securitas, Dassault Aviation

Transformation towards more value added services

Fixed Line, Distribution and Networks: Carrier services sub-segment

Carrier services

Domestic interconnection (+0.8%*): positive volume effect offset by price mix effect (F2M price decrease as of 01 01 04), success of ‘DIAL’ products**

International Operator Services (+20.1%*): strong increase

Other Carrier services (+23.5%): increase of Broadband products, and unbundled lines : +650k lines unbundled in H1

* pro forma revenue

** “DIAL” Product being a dedicated international traffic offer to selected countries

Carrier Services revenues + 14.5%* in 1H 04

Fixed Line, Distribution and Networks: segment revenues

- 1.0% pro forma

- 1.1% actual

Euros in millions

10,915

176

1,672

3,389

5,679

10,909

176

1,671

3,393

5,669

- 255

- 144

+ 243

+ 46

10,799

222

1,913

3,250

5,414

1H 03

1H03PF

Co nsumers Serv.

Business Serv.

Carriers Serv.

Othe rs

1H04

Pro forma

Other Revenues: + 26% Carriers Services: + 14.5%

Business Services:—4.2%

Consumer Services:—4.5%

Resilience of fixed line in France, more value on access

Fixed-line, Distribution and Networks trends

Pro forma revenues

1H 03/1H ‘02* 2H 03/2H 02* 1H 04/1H 03*

-2.08%

-2.65%

-1.00%

Include negative effect of revenue recognition adjustment in Q4 03

* Pro forma

Significant improvements in half-year trends

Fixed Line, Distribution, and Networks:

key operating figures 1H04

Euros in millions

REEA Op. Income CAPEX REEA-CAPEX

3,732

2,155

626

3,106

+4.4%

3,895

+10.8%

2,387

+ 3.4%

647

+4.6%

3,248

1H03*

1H04

Further benefits from TOP Program

REAA margin improved by 2 points from 34% to 36%

OPEX down 3.8%* thanks to the implementation of TOP program (sourcing impact) and despite commercial efforts

CAPEX up 3.4% with increasing weight of IT

* Pro forma

** Full time equivalent ***Non labor cost = total opex—labor cost

Cash generation (REAA – Capex) increases by 4.6%

Fixed Line, Distribution and Networks:

OPEX analysis labour cost non-labour cost

Euros in millions

3,069

3,068

- 4.0%

2,945

4,160

4,109

- 3.7%

3,959

1H 2003 1H 2003 PF 1H 2004 1H 2003 1H 2003 PF 1H 2004

Opex under control

Revenues 1H 04

- 3.2% pro forma

- 12.9% actual

Euros in millions

1,341

1,206

1,168

1H03 1H03PF 1H04

Actual figures

Direct network services -1.7%

(USD655m)

Indirect network services -24.1%

(USD110m)

Integration Services, Other Services            , +23%

(USD402m)

SITA -22.0%

(USD266m)

Equant statutory revenues in USD at

USD1,433m

Adverse competitive and economic environment Strong growth of skilled-based and outsourcing revenues

1H 04 Key initiative:

Portfolio transformation

Voice and Video

• Sharp increase in customer opportunities for IP Telephony—over 1,400 IP-enabled connections

- Transition of FT’s switched-based network to IP

- Voice requirements in most outsourcing deals

• Creation of a comprehensive set of solutions

LAN IPT, voice VPN, managed voice CPE, global contact centers, video over VPN

DSL and high-speed access

• Building of an extended offering

- DSL available in 16 countries today, growing to 60 by year-end

- From managed DSL to ISP resale, as part of hybrid solutions.

- Integration of SHDSL and Metro Ethernet Access (2005) capabilities, through partners

• Strong customer demand

- 114% increase in DSL connections during 1H04

Mobile voice solutions

• Comprehensive end to end offer announced in June

Wi-Fi, GPRS, DSL etc. 3G, with managed mobile voices services Availability through Q3 and Q4 in France and major European markets

• Fully integrated with mobile operator networks

Access to more than 8,000 hotspots in business centres etc in more than 16 European countries as well as North America and Asia-Pacific Plans to add another 20 countries by end 2004

From a network centric to a communication infrastructure solutions provider

Key operating figures 1H04

Euros in millions


REEA
Op. Income
CAPEX
REEA-CAPEX
121
123
-1
-84
-60.4%
48
-26.8%
90
-143
-42
1H03*
1H04

* Pro forma figures

- **REAA down 60.4% as a result of reduced revenues, change in revenue mix and the expiry of the SITA minimum revenue commitment (MRC)**
- **On-going OPEX reduction**
  - Significant reduction of international, national and data termination costs
  - Lower personnel costs
- **CAPEX down 26.8%**
  - to reflect lower activity
  - TOP Program impact

REAA improvements expected in the second half as a result of continued delivery of cost reduction program

43

Revenues and customers, 1H 04

Customers in m

Fixed 11,28 11,37 11,02 11,12 10,95

June 03 Sept 03 Dec 03 March 04 June 04

Mobile 6,01 6,09 5,70 5,35 5,08

June 03 Sept 03 Dec 03 March 04 June 04

Revenues (Euros in millions)

+ 1.6% pro forma -8.4% actual

Pro forma

2,123

25

484

1,701

-87

1,914

21

437

1,534

-78

127

- 88 - 9

1,944

24

564

1,446

-90

Pro forma

Mobile:+ 29.0%

Fixed-Line:—5.7%

1H 03

1H 03PF

Fixed Line

Mobile

Oth ers, incl. elimi nation

1H04

Strong pro forma revenue growth in mobile and Broadband

Key operating figures 1H 04

Euros in millions

REEA Op. Income CAPEX

REEA-CAPEX +0.8%

863 870

+11.3%

611 549

+3.9%

412 428 315 -17.6%

259

1H03* 1H04

* pro forma figures

High level in REAA margin maintained

– 44.7% in 1H04 vs 45.1% in 1H03

Restructuring program delivering benefits Continued optimization on CAPEX

– CAPEX to Sales ratio

• 1H 03 16.4%

• 1H 04 13.3%

Positive impact of the restructuring plan on costs Strong increase of REAA-Capex

1H 04 Key initiative:

Fixed line

New tariff plan

• Better ARPU mix (higher subscription revenue, 54%’04 vs. 31%’03)*

• Stabilised MOU

• Decrease in churn in terms of number of lines and traffic

• Improvement in satisfaction level

Mobile

Post-paid business

• ‘Idea HotSpot’ – WLAN wireless access to the Internet in 48 locations

• ‘Idea Folder’ – phone data management (address book and calendar)

Post-paid mass market

• ‘Daily Package’ – daily packages of 20 minutes per day

• ‘Ambassador’ Project – customer-to-customer sales channel

Pre-paid

New POP offer:

• Simple tariff for on-net and off-net connections and one tariff

• Per second billing from the first second of connection to every network

Growth of customer base and focus on customer mix

Other International Operations revenues

+ 7.5% pro forma

- 20.8% actual

Euros in millions

854

676 629

1H03 1H03 Pro 1H04 forma

Main International activities 1H 03 Pro forma 1H 04

Uni 2 (Spain) 243 233

Sonatel (Senegal) 140 192

CI TelCom (Ivory Coast) 104 95

Jordan Telecom 69 73

Mauritius Telecom 33 33

Perimeter impact on revenues

Salvador (- Eur 165 m) Menatel (- Eur 27m), Casema (- Eur 20m),

Growth of revenues in Senegal and Jordan

Increase of revenues on the retail market offset by decrease in wholesale market at Uni2

Other international:

key operating figures 1H 04

Euros in millions

REEA Op. Income CAPEX REEA-CAPEX

191

109

81 82

+12.1%

214

+22.5% +36.7% 134 111

-1.6%

81

1H 03* 1H 04

* pro forma figures

REAA increase mainly due to

– Increase in Senegal and Jordan (reduced Opex in fixed-telephony)

Capex

– Stability in all countries except Jordan (extension of mobile network) and Uni2

Overall double digit REAA improvement

Addressing operational issues

Orange UK

Wanadoo market share In France

Fixed line market share In France

Price pressure on business market & Equant

Growth in corporate and medium business segments Improving distribution channels performance Launch of 3G datacard

Launch new broadband offers from Q3 2004 -> expected improvement in market share

Strengthen distribution network

Improve market share with new unlimited voice offers

“Business everywhere” to answer clients’ need for seamless and nomadism services Equant to implement further its service oriented strategy

FT to regain the initiative on key operational issues in H2

TOP PROGRAM UPDATE

TOP program key messages

Contained capex in 1H 04 (8.9% of revenue)

Impact of sourcing, higher efficiency and programs phasing

Full year target around 11% of revenue maintained

Balancing growth and profitability

Commercial expenses increase but higher REAA margins and higher top-line growth

Labour cost decrease on track with expectations (- 3.5%)

REAA-Capex improved by EUR 594m yoy pro forma

Balancing growth and margin

Euros in millions

+ 940 + 162

8,868 8,296 - 513 - 17

REAA 1H03 Revenue gain Labour costs pro forma

Commercial expenses impact

Other costs REAA 1H04

Consistent with Q1 and full year targets

1H04 CAPEX analysis

CAPEX* by key item

Euros in millions 1H03 actual 1H03 pro forma 1H04 actual 1H 04/1H 03 pro forma

Total Group CAPEX 2,162 2,081 2,059 -1.1%

% of revenues 9.5% 9.4% 8.9%

o/w radio mobile 2G + 3G Equipment 734 720 731 +1.6%

o/w ADSL 113 111 102 -8.5%

o/w IT 499 489 506 +3.5%

* excluding mobile licenses—see glossary

Full year target maintained

1H04 OPEX analysis

Group key OPEX* items

Euros in millions 1H03 actual 1H03 Pro forma 1H04 actual 1H04/1H03 Pro forma Labour Costs** 4,810 4,702 4,540 —  3.5% % of revenues 21.0% 21.1% 19.6% Non Labour Costs*** 9,557 9,244 9,774 + 5.7% % of revenues 41.8% 41.6% 42.2% Total OPEX 14,367 13,945 14,314 +2.6% % of revenues 62.9% 62.7% 61.7%

* net of capitalized costs

** including employee bonus plan and other provisions *** including bad debt

Total OPEX under control

1H04 OPEX analysis: Labour costs

Euros in millions

4,810

+147 4,540

- 29 - 79

- 309

1H03 Perimeter impact Forex impact Volume impact Costs & Mix impact 1H04

Volume impact

Headcounts reduced by – 5.7%,

(end of period, pro forma)

1/2 in France 1/2 outside France

Costs and mix impact

3/5 Cost impact 2/5 Mix effect

A regular decrease of labour costs as previously announced

Headcount trends

Headcount, End of period

Actual : -7.2% year on year Pro forma :—5.7% year on year

225,982

223,498 218,523 212,281 209,782 92,373 91,888 88,626

84,279 82,900 International

19,375 19,122 19,083 17,771 17,914 French Sub.

114,234 112,488 110,814 110,231 108,968 FT SA

2Q 03 3Q 03 4Q 03 1Q 04 2Q 04

Confirming full year target

1H04 OPEX analysis : non labour costs

Euros in millions 1H03 actual 1H03 Pro forma 1H04 actual 1H04/1H03 Pro forma

External purchases commercial expenses 2,353 2,304 2,817 + 22.3%

% of revenues 10.3% 10.4% 12.1%

Other External Purchases* 6,351 6,103 6,177 +1.2%

% of revenues 27.8% 27.4% 26.6%

Other Charges** 854 837 781 - 6.7%

Non Labour Costs** 9,557 9,244 9,774 + 5.7%

% of revenues 41.8% 41.6% 42.2%

* net of capitalized costs ** including bad debt

Non Labour cost inflated by Commercial expenses

Operating working capital trends

DPO*

102,7

92,7 96,2

88,6 86,3 83,9

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04

DSO*

55,1 54,6 52,3

47,8

46,2 46,9

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04

* See glossary

Operating working capital change negative in H1, full year objective is to be slightly positive

1H04 Consolidated Results analysis

From Revenues to Operating Income

Euros in millions 1H03 1H04 % change Proforma % chg

Revenues 22,852 23,182 + 1.4% + 4.2%

Labor Costs 4,810 4,540 - 5.6% -3.5%

as a % of revenues 21.0% 19.6%

Non Labor costs 9,557 9,774 +2.3% +5.7%

as a % of revenues 41.8% 42.2%

REAA 8,485 8,868 + 4.5% + 6.9%

as a % of revenues 37.1% 38.3%

D & A 3.751 3,595 - 4.1% -0.8%

Amortization of actuarial adjustments in Early Retirement Plan 89 0

Operating Income 4,645 5,273 +13.5% + 12.8%

as a % of revenues 20.3% 22.7%

Operating income above consensus

From Operating Income to Current Income from integrated companies

Euros in millions

1H03 1H04

Operating Income 4,645 5,273

Interest expense, net excl. “TDIRA” “TDIRA” -2,052 - 1,609

Accrued “TDIRA” “TDIRA” interest expense -140 - 153

Foreign exchange gain (loss), net - 83 - 87

Discounting of early retirement plan - 100 - 74

Current Income from integrated companies 2,270 3,350

Current income before tax up 47.6%

From Current Income from integrated companies to Net Income

Euros in millions

1H03 1H04

Current Income from integrated companies 2,270 3,350

Other non-operating income / (expense), net - 370 + 233

Income taxes +3,231 - 769

Employee Profit Sharing - 75 - 104

Net Income / (loss) from Integrated Companies 5,056 2,710

Equity in net income / (loss) of affiliates -111 + 5

Goodwill amortization - 850 - 894

Exceptional Goodwill amortization - 1,041 - 519

Net Income / (loss) before minority interests 3,054 1,302

Minority interests -532 - 194

Net income / (loss) Group Share 2,522 1,108

Strong improvement in net profit before extraordinary tax and goodwill items

Financing in 1H04: From REAA to Net cash used in operating activities

Euros in millions

1H03 1H04

REAA 8,485 8,868

Interest Expense, net - 2,052 - 1,609

Foreign Exchange impact - 760 + 97

Income Taxes - 226 - 168

Early Retirement Plan -350 -405

Employee Profit Sharing - 75 - 104

Restructuring costs and others -488 -557

Change in Working Capital (inventories + receivables—payables) - 55 - 193

Change in Working Capital (others) -5 + 31

Net Cash provided by operating activities 4,474 5,960

Net cash provided by operating activities up EUR1.5bn

Financing in 1H04

Euros in millions

1H03 1H04

A—Net Cash provided by operating activities 4,474 5,960

B—Net cash provided by investing activities - 4,007 - 3,340

ow Capex - 2,758 - 2,573

C—ow Disposals of financial investments 1,199 19

D—ow Orange & Wanadoo minorities buy out 0 - 2,276

E—Impact of investment in short term marketable securities 2,744 - 1,477

Free Cash Flow* excl. disposals and minorities (A+B-C-D+E) 2,012 3,400

F—Change in scope of consolidation, capital Increase, exchange rates and others 15,479 -4935

Ow impact of new accouting standards on securitization and Kulczyk entities) 0 - 3,618

= Decrease in net Debt (A+B+E+F) 18,690 -3,792

H1 2004 net debt includes new accounting standards for securitization and Kulczyk entities (total of EUR3,618m)

Cash impact of main acquisitions and disposals

Euros in millions

Post 1H 04: circa -0.6bn announced

1H 03: + 1,2 bn

42

498

Casema

286Sprint

373

Eutelsat

1H 03

2H 03: + 1,8 bn

Wind

1537

100

Argentine

197

Salvador

161

Orange

2H 03

1H 04:—2,3 bn

Wanadoo

1818

Orange

458

1H 04

Pages Jaunes

1,211-

1,450

O. Denmark

600

(ESTIMATED)

Wanadoo

570

Equant CVR

2015

Post 1H 04

A near cash neutral impact of main acquisition & disposals since early 2003

CONCLUSION

Conclusion

H1 on track to achieve key objectives

A right balance between growth (+4.2% pro forma revenue) and profitability (REAA margin up 1pt year on year pro forma)

Regular improvement in cash generation from operations

Strategy unchanged

Focus on organic growth, no major acquisition considered

Cash used in priority for deleveraging

Guidance maintained for 2004

Revenue growth pro forma between +3 and +5% REAA over EUR 18bn Capex / sales ratio between 10% and 12%

* See glossary

Full year guidance and Debt/REAA target for 2005 maintained

APPENDIX

Glossary (1)

Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom Secured revenues ratio : consumers revenues (subscriptions+bundle contracts) divided by consumers revenues (traffic including bundle contracts+subscription) ADSL Revenues: : Wanadoo ADSL Connectivity revenues + Consumer services revenues from “Ma Ligne ADSL” connectivity and from equipments (ADSL modems) sales and rental + Carriers services revenues from ADSL access bulk sales (options 3 “IPADSL” and 5 “ADSL Connect ATM”) to third part ISP’s.

ADSL activated lines: All ADSL lines in service by end of period including unbundled lines : “Ma Ligne ADSL” lines sold directly to the subscriber whatever his ISP + “IP ADSL” (option 5) and “ADSL Connect ATM” (option 3) lines sold directly or through other telcos to all ISPs to be integrated into the packages (ADSL+IP connectivity) + “Turbo DSL” lines specifically dedicated to large business accounts for their data transmission services + “Ma ligne TV” lines which provides TV through ADSL without Internet access (the ADSL TV+IP packages being accounted for above).

Network Revenues for mobile services: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

Mobile ARPU: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12 month period Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Orange France (mainland) does not currently receive revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France ‘s mainland network as in some other markets, in particular the United Kingdom. As a consequence, French and UK ARPUs are not directly comparable.

Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.

Wanadoo connectivity revenues : subscription revenues and revenues received from telephone operators related to offers with no subscription.

Glossary (2)

Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of Orange Group’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis

Orange World subscribers : active Orange customers subscribing to a multimedia contract and using GPRS enabled services Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Orange UK and Orange France in the following ways: For Orange UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months.

For Orange France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

SACs and SRCs: Subscriber Acquisition Costs (SACs) are calculated as the cost of handsets recorded in “Cost of Sales” plus the cost of commissions paid to distributors recorded in “Selling, general and administrative expenses” relating to new customer acquisitions. From this are deducted the equipment revenues received from handset sales for new customer acquisitions.Subscriber Retention Costs (SRCs) are calculated as the cost of handsets recorded in “Cost of Sales” plus the cost of commissions paid to distributors recorded in “Selling, general and administrative expenses” relating to handset upgrades of existing customers. From this are deducted the equipment revenues received from handset sales for upgrades of existing customers.

Glossary (3)

REAA: Operating income before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licenses Opex: operating charges before depreciation and amortization of tangible and intangible assets and before amortization of actuarial adjustments in the early retirement plan Labour Costs: net of capitalized costs and include taxes on wages Commercial expenses: includes commissions, advertising and handsets Operating working capital: net stocks, operational receivables, prior to securitisation, operational payables (excl. fixed production) DSO: Days of Sales Outstanding DPO: Days of Payables Outstanding Sourcing: implementation of a new purchasing policy at group level FCF (Free Cash Flow): net cash provided by operating activities, less net cash used in investing activities. FCF does not take into account investment of cash in short term marketable securities Net Debt: Debt minus cash and cash equivalent and marketable securities

1H04 Group Consolidated Revenues by segment

+ 4.2% pro forma + 1.4% actual

Euros in millions

22,852

854

2,123

1,341 10,915 1,227

8,615

-2,223

1H03

-383

Forex

- 227

Perimeter & other

22,242

629

1,914

1,206 10,909 1,215

8,573

-2,204

1H03PF

23,182

676

1,944

1,168 10,799 1,360

9,536

-2,301

1H04

Pro forma growth

Other International: + 7.5%

TP Group: + 1.6% Equant:—3.2% Fixed-line, Distribution and Networks :—1.0% Wanadoo: + 11.9%

Orange: + 11.2%

Inter-segment eliminations

Forex Impact:

Adverse EUR 383 million impact

Revenues by currency

Other 5.0%

EUR 66.8%

GBP 14.1%

USD 5.8%

PLN 8.4%

10% strengthening of Euro has an

Impact of…

-3.0% on group REVENUE

-2.3% on group REAA

-1.4% on group Operating Income

-1.9% on group REAA—CAPEX

Orange: ROW subscribers

RoW: 32.9% of Orange’s customer base

In million customers

+52,8%

4,0

2,6

Romania

+10,1%

2,4

2,7

Belgium

+19,2%

1,9

2,2

Slovakia

+28,5%

1,8

2,3

Egypt

+35,1%

1,7

2,3

Africa / Others

+46,1%

1,1

1,5

Netherlands

+11,3%

1,0

1,1

Switzerlands

+12,1%

0,5

0,6

Denmark

1H 03

1H 04

Orange: Segment Revenues

+11.2% pro forma

+ 10.7% actual

Euros in millions

8,615

23.7%

33.1%

44.2%

-1.0%

1H 03

+10.7%

8,573

22.8%

33.8%

44.4%

-1.0%

1H 03PF

+11.2%

9,536

25.5%

32.0%

43.4%

-0.9%

1H 04

Orange France

Orange UK

ROW

Intra Group Eliminations

Orange: ROW Revenues

+24.4% pro forma + 18.9% actual

Euros in millions

+51,5%

186

281

Romania

+18,1%

547

645

Belgium

+18,0%

190

225

Slovakia

+38,7%

143

199

Egypt

+52,9%

163

249

Africa / Others

+31,6%

219

288

Netherlands

+10,9%

369

409

Switzerlands

+0,6%

127

128

Denmark

1H 03 Pro Forma

1H 04

Note: Africa / Other includes the following countries Botswana, Cameroon, Ivory Coast, Madagascar, Dominica and International head office.

Orange: Non voice revenue trends

Non-voice represents 14.3% of Network revenues

Non-voice revenues as % of network revenues

11.0%

13.4%

France

15.4%

17.0%

UK

4.2%

7.1%

Romania

15.7% 15

15.6%

Belgium

9.7%

11.4%

Slovakia

4.4%

4.8%

Egypt

11.1%

16.5%

Netherlands

12.8%

15.4%

Switzerlands

11.5%

15.8%

Denmark

1H 03

1H 04

Orange: Churn in key markets

Churn*

Orange France

Annual rolling churn in %

25% 20% 15% 10% 5% 0%

4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04

18,6%

10,3%

Overall

Contract

30% 25% 20% 15% 10%

Orange UK

26,1%

23,2%

4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04

Overall

Contract

* See glossary

Orange: Usage in Key Markets

Annual rolling AUPU*

Orange France

AUPU in minutes

170 160 150 140 130

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

02 02 02 02 03 03 03 03 04 04

167

* See glossary.

Orange UK

150 140 130

1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q

02 02 02 02 03 03 03 03 04 04

146

Continued increase in usage in France (+11.3% y-o-y) Stabilisation in usage in the UK

Orange: Segment REAA

+13.4% pro forma + 12.7% actual

Euros in millions

3 268

20,8%

30,8%

53,1%

-4,7%

1H 03

+12,7%

3 248

19,8%

31,6%

53,4%

-4,8%

1H 03PF

+13,4%

3 683

24,9% 26,5% 53,7%

-5,1%

1H 04

Orange France Orange UK ROW Shared Group Functions

Orange: REAA margin

REAA margin increase to 38.6% of total revenues

France

45.6%

47.8%

UK

35.4%

32.0%

RoW

33.1%

37.9%

1H 03 Pro forma 1H 04

Orange: Segment Capex

+3.7% pro forma

Euros in millions +2.8% actual

926

29,6% 39,0% 31,4%

1H 03

+2,8%

917

28,2% 40,0% 31,7%

1H 03PF

+3,7%

952

26,3% 32,2% 41,5%

1H 04

Orange France Orange UK ROW

Orange: RoW ARPU

RoW: stabilisation in ARPU*

ARPU in Euros

Romania

177 158

Belgium

409 431

Slovakia

196 201

Egypt

232 176

Netherlands

379 381

Switzerland

710 688

Denmark

370 371

1H 03 1H 04

* See glossary.

Orange: Network Revenues

+12.0% pro forma + 11.5% actual

Euros in millions

1H 03 Reported

7 926

23,4%

32,7%

44,7%

-0,7%

+11,5%

7 887

22,4%

33,4%

44,9%

-0,7%

1H 03PF

+12,0%

8 836

25,0% 31,5% 44,3%

-0,9%

1H 04

Orange France Orange UK ROW Intra Group Eliminations

Orange: ROW Network Revenues

Euros in millions

Romania

177

267

+51.5%

Belgium

479

572

+19.4%

Slovakia

178

215

+20.8%

Egypt

187

137

+36.4%

Africa / Others

151

234

+55.2%

Netherlands

206

259

+25.6%

Switzerland

341

370

+8.5%

Denmark

97

107

+9.4%

1H 03 1H 04

Note: Africa / Other includes the following countries Botswana, Cameroon, Ivory Coast, Madagascar, Dominica and International head office.

Orange: RoW REAA

Strong REAA growth in RoW operations

Euros in millions

Romania

97.0

147.0

+51.5%

Belgium

204.0

268.0

+31.4%

Slovakia

81.0

105.0

+29.6%

Egypt

74.0

95.0

+28.4%

Africa / Others

66.0

125.0

+89.4%

Netherlands

29.0

45.0

+55.2%

Switzerlands

77.0

118.0

+53.2%

Denmark

14.0 16.0

+14.3%

1H 03 Pro forma 1H 04

Note: Africa / Other includes the following countries Botswana, Cameroon, Ivory Coast, Madagascar, Dominica and International head office.

Orange: RoW Capex

Euros in millions

Romania

16.5%

28

46

Belgium

9.0%

53

58

Slovakia

9.9%

19

22

Egypt

7.9%

16

16

Africa / Others

27

15.6%

39

22

Netherlands

20

6.9%

47

Switzerlands

7.9%

32

19

Denmark

7.3%

9

1H 03 Pro Forma

1H 04

1H 04 Capex as        % of Revenues

Wanadoo: Number of customers in Spain

In millions

1.4

1,323

0,131

June 2003

1.5

1,31

0,19

December 2003

1.4

1,2

0,235

June 2004

Broadband

Narrowband

Wanadoo: Number of customers in the UK

In millions

2.64

2.549

0.091

June 2003

2.58

2.422

0.158

December 2003

2.5

2.181

0.316

June 2004

Broadband

Narrowband

Wanadoo: Number of customers in the Netherlands

In millions

0.47

0.273

0.203

June 2003

0.54

0.254

0.289

December 2003

0.61

0.212

0.401

June 2004

Broadband

Narrowband

Wanadoo: ARPU trends

In euros

17,3

17,8

17,7

10,2

10,1

10,5

8,5

9,1

10,2

7,8

7,5

8,3

June 2003

December 2003

June 2004

France

UK

Spain

Netherlands

Fixed Line, Distribution and Networks:

Consumers with packages

30,8%

31,9%

34,9%

37,0%

38,1%

7,8

8,0

8,8

9,3

9,6

Q2 ‘03

Q3 ‘03

Q4 ‘03

Q1 ‘04

Q2’ 04 total packages

* See glossary

1H04 OPEX analysis: commercial expenses

FT Group Commercial expenses

Euros in millions 1H03 Pro forma 1H04 actual 1H 04/1H 03 Pro forma

Commercial expenses* 2,304 2,817 + 22.3%

Split by nature

Goods and handsets 1,221 1,554 +27.3%

Commissions & Distr. 635 736 +16.0%

Advertising, & brand 448 527 +17.5%

Split by activity (statutory)

Orange 1,854 2,214 +19.4%

Wanadoo 176 247 +40.6%

Fixed line, Distrib & Networks 507 517 +1.9%

Others & elimination - 233 - 161

* See glossary

Income taxes

Euros in millions 1H 2003 1H 2004

France Telecom SA tax group 1,100 401

Orange SA tax group 2,192 - 479

Wanadoo SA tax group 317 - 304

TOTAL FTSA fiscal perimeter -382

Other subsidiaries in and outside France -378 -387

Total taxes 3,231 -769

Cash tax impact for H1 2004:—EUR 168m

Non-operating income

Euros in millions 1H 2004

Total non operating income +233

Of which:

Provision reversal +270

Disposal of Pramindo Ikat + 50

Restructuring costs -39

Goodwill amortization

Euros in millions 1H 2003 1H 2004

Ow Orange -617 -665

Ow Wanadoo -134 -118

Ow TP Group -62 -73

Ow Equant -17 -15

Total recurrent Goodwil amortization -850 -894

Freeserve - 447 -

BITCO / TA - 287 -

Mauritius Telecom - 143 -

QDQ Media - 149 -

Equant - - 519

Others - 15

Total exceptional goodwill amortization -1,041 -519

Balance Sheet Highlights

Euros in billions FY 2003 1H 2004

Long Term Assets 85,375 85,602

of which goodwill 25,838 28,315

Currents Assets 14,458 15,553

of which Cash and cash equivalent 3,350 2,951

of which marketable securities 1,874 376

FY 2003 1H 2004

Shareholders’ equity 12,026 15,328

Minority interests 5,966 4,188

Long term liabilities 44,750 47,173

Current liabilities 31,812 29,187

of which financial current debt 10,627 8,881

Net debt: euros 47,959 Bn Euros

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 27, 2004	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information